

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

> **Re: Euronav NV**
> **Registration Statement on Form F-1**
> **Filed September 8, 2014**
> **File No. 333-198625**

Dear Mr. Rodgers:

We have reviewed your registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Changes to the tonnage tax, page 46

1. We note this added disclosure in the risk factor section. Please revise to also address this under "Belgian Tax Considerations," at page 188 or advise.

Use of Proceeds, page 56

2. We note your disclosure that you intend to repay certain indebtedness with the net proceeds of this offering. Please revise to disclose the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

3. We note your disclosure that you intend to use a portion of the net proceeds of this offering for general corporate purposes and working capital, "which may include the

accretive acquisition of additional new or secondhand vessels." Please revise to clarify what you mean by "accretive" acquisitions and add balancing language that there is no guarantee that such acquisitions if they occur will be accretive. Also, if known, please identify any vessels that you are purchasing with the proceeds. Refer to Item 3.C.2 of Form 20-F.

Certain Relationships and Related Party Transactions, page 130

Registration Rights Agreements, page 130

4. We note your response to our prior comment 4. Once the terms of the registration rights agreement are finalized, please revise your disclosure on page 130 to disclose its significant terms. MD&A and the notes to your financial statements should also be similarly revised if you plan to enter into this agreement prior to or in connection with the offering.

Exhibit 10.18

5. Please re-file this exhibit to include the escrow agreement in Appendix 4.

Exhibit 23.6

6. Please revise this consent to refer to the section in the prospectus entitled "Overview of the Offshore Oil and Gas Industry" as opposed to "Overview of the Oil and Gas Industry" and re-file the exhibit.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gary J. Wolfe, Esq.